SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Rotech Healthcare Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	030408870
(State of Incorporation or Organization)	(I.R.S. Employer Identification no.)

2600 Technology Drive, Suite 300, Orlando, Florida	32804
(Address of principal executive offices)	(Zip code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒

Securities Act registration statement number to which this form relates: n/a

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
n/a	n/a

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $0.0001 par value
(Title of class)

Item 1.	Description of Registrant’s Securities to be Registered.

General

Rotech Healthcare Inc. (the “Company”) was incorporated in the State of Delaware on March 15, 2002. The Company is authorized to issue up to fifty million (50,000,000) shares of common stock, par value $.0001 per share (“Common Stock”), and one million (1,000,000) shares of preferred stock, which preferred stock may contain, as described further below, special preferences as determined by the board of directors including, but not limited to, the bearing of dividends and convertibility into shares of Common Stock.

As of the date of this registration statement, the Company has twenty-five million one hundred ninety four thousand five hundred fifty eight (25,194,558) shares of Common Stock and two hundred fifty thousand (250,000) shares of Series A Convertible Redeemable Preferred Stock issued and outstanding.

The following summary of certain provisions of the certificate of incorporation and bylaws of the Company may not contain all of the information that is important to you in deciding whether or not to make an investment in the Common Stock. The Company’s complete certificate of incorporation and bylaws are incorporated herein by reference to Exhibits 3.1 and 3.2 filed herewith.

Common Stock

Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding preferred stock. Upon the Company’s liquidation, dissolution or winding up, the holders of Common Stock are entitled to receive ratably the Company’s net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of Common Stock are not entitled to preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which the Company has designated and issued or may designate and issue in the future.

Preferred Stock

The board of directors is authorized, without shareholder approval, but subject to any limitations prescribed by law, to issue up to one million (1,000,000) shares of preferred stock, in one or more series. Each such series will have such rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as determined by the board of directors. The Company has designated two hundred fifty thousand (250,000) shares of preferred stock as Series A Convertible Redeemable Preferred Stock, all of which is issued and outstanding and held by its employee profit sharing plan, as described below.

Series A Convertible Redeemable Preferred Stock

The Company has two hundred fifty thousand (250,000) shares of its Series A Convertible Redeemable Preferred Stock outstanding, all of which is held by the Company’s employee profit sharing plan. Except as described below or otherwise provided by law, the Series A Convertible Redeemable Preferred Stock is non-voting. Each share of Series A Convertible Redeemable Preferred Stock has a stated value of $20 and entitles the holder to an annual cumulative dividend equal to 9% of its stated value, payable semi-annually at the discretion of the board of directors in cash or in additional shares of Series A Convertible Redeemable Preferred Stock. In the event that dividends are declared by the board of directors but not paid for six (6) consecutive periods, the holders of the Series A Convertible Redeemable Preferred Stock are entitled to vote as a separate class to elect one director to serve on the board of directors. Upon the Company’s liquidation, dissolution or winding up, the holders of the Series A Convertible Redeemable Preferred Stock will have priority over the holders of Common Stock to receive a liquidation value of $20 per share, plus any accrued and unpaid dividends. The Series A Convertible Redeemable Preferred Stock is convertible at any time at the option of the holder after consummation of an underwritten initial public offering of Common Stock at a price per share of at least $20 and with gross proceeds to the Company of at least one hundred million dollars ($100,000,000). If the Company has not completed such an underwritten public offering prior to the fifth anniversary of the date of issuance, a holder may thereafter, at its option, convert each share of Series A Convertible Redeemable Preferred Stock into shares of Common Stock based on the conversion ratio for each share of Series A Convertible Redeemable Preferred Stock at the time of conversion. Initially, each share of Series A Convertible Redeemable Preferred Stock will be convertible into 0.8 shares of Common Stock. The Series A Convertible Redeemable Preferred Stock must be redeemed by the Company on the 92nd day following the tenth anniversary of the first issuance of the Series A Convertible Redeemable Preferred Stock at a redemption price of $20 per share, plus any accrued and unpaid dividends.

Registration Rights

Certain holders of Common Stock or their transferees currently have the right to request the registration of the resale of their shares under the Securities Act of 1933, as amended. These rights were provided for under the terms of an agreement between the Company and the holders of the registrable securities that the Company entered into on March 26, 2002, the effective date of its predecessor’s plan of reorganization. The agreement was amended and restated, effective as of June 21, 2002. Under the terms of the amended and restated agreement, at any time, certain holders may request that the Company file one shelf registration statement on Form S-1 under the Securities Act of 1933, as amended. The Company is obligated to file such registration statement with the Securities and Exchange Commission no later than 30 days after receipt of the request and use its best efforts to have it declared effective within 60 days after it is filed with the Securities and Exchange Commission. The Company also agreed to keep such registration statement effective for 36 months from the date the registration statement is declared effective or, if earlier, until such time as each participating holder is no longer eligible to offer or sell registrable securities by means of the registration statement. A holder may offer or sell such holder’s registrable securities by means of the shelf registration statement, so long as such holder (x) beneficially owns at least 7½% of the Company’s outstanding Common Stock, (y) has the right to nominate a member, or has a designee on, the board of directors or (z) such holder is deemed to be an affiliate of the Company, as described in the agreement. In addition, subject to certain limitations, (i) a holder or holders of at least 7½% of the registrable securities may require that the Company use its best efforts to register their registrable securities for public resale (provided that at least 7½% of the Company’s outstanding Common Stock is included in the registration), and (ii) any time after a demand for registration described in (i) above has been made, holders of the greater of 5% of the then outstanding registrable securities and registrable securities with a fair market value of at least twenty-five million dollars ($25,000,000) may require, no more than once in any twelve month period, that the Company use its best efforts to register their registrable securities for public resale. However, the Company will not be required to register any registrable securities if the amount requested to be registered is less than 5% of the then outstanding registrable securities or has a fair market value of less than twenty-five million dollars ($25,000,000). The Company also will not be required to register registrable shares for resale more than three times by an individual holder or five times in the aggregate. Furthermore, subject to limited exceptions, in the event that the Company elects to register any securities similar to the registrable securities, whether or not for its own account, the holders of the registrable securities are entitled to include their registrable securities in the registration. The Company will bear all expenses in connection with any registration, other than underwriting discounts and commissions.

Anti-Takeover Provisions

Delaware Law

The Company is subject to the provisions of Section 203 of the General Corporation Law of Delaware, which prohibits a Delaware corporation from engaging in any business combination with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A business combination includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s outstanding voting stock.

Certificate of Incorporation and Bylaw Provisions

The Company’s board of directors has the authority to issue up to one million (1,000,000) shares of preferred stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of these shares without any further vote or action by the holders of Common Stock. The rights of the holders of any preferred stock that may be issued in the future may adversely affect the rights of the holders of Common Stock. The issuance of the preferred stock, while providing the Company with desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the Company’s outstanding voting stock, thereby delaying, deferring or preventing a change in control of the Company. Furthermore, such preferred stock may have other rights, including economic rights senior to the Common Stock, and as a result, the issuance of the preferred stock could have a material adverse effect on the market value of the Company’s Common Stock. As discussed above, two hundred fifty thousand (250,000) shares of preferred stock have been designated as Series A Convertible Redeemable Preferred Stock and have been issued in connection with the implementation of the Company’s profit sharing plan.

In addition, certain other provisions of the certificate of incorporation and bylaws of the Company relating to, without limitation, (a) actions required to be taken at a meeting of shareholders rather than by written consent, and (b) removal of directors only for “cause,” may have anti-takeover effects, which may delay, defer or prevent a takeover attempt that a holder of Common Stock might consider in its best interest.

Furthermore, the Company may in the future adopt certain other measures that may have the effect of delaying, deferring or preventing a change in control of the Company. Certain of such measures may be adopted without any further vote or action by the holders of the Company’s Common Stock.

Transfer Agent

American Stock Transfer & Trust Company, based in New York, New York, serves as the transfer agent for the shares of the Company’s Common Stock and Series A Convertible Redeemable Preferred Stock.

Item 2.	Exhibits.

Exhibit Number	Description of Document

3.1	Certificate of Incorporation of Rotech Healthcare Inc.

3.2	Bylaws of Rotech Healthcare Inc.

4.1	Form of specimen common stock certificate.

10.1	Amended and Restated Registration Rights Agreement dated June 21, 2002, between Rotech Healthcare Inc., and Oaktree Capital Management, LLC and General Electric Capital Corporation.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Rotech Healthcare Inc.
(Registrant)

Date: September 15, 2004	By:	/s/ Philip L. Carter
Philip L. Carter, President and Chief Executive Officer

Exhibit Index

Exhibit Number	Description of Document

3.1	Certificate of Incorporation of Rotech Healthcare Inc.

3.2	Bylaws of Rotech Healthcare Inc.

4.1	Form of specimen common stock certificate.

10.1	Amended and Restated Registration Rights Agreement dated June 21, 2002, between Rotech Healthcare Inc., and Oaktree Capital Management, LLC and General Electric Capital Corporation.